                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
dean.ridlon@cognyte.com

Cognyte Reports Fourth Quarter and Fiscal Year 2026 Financial Results

Reports strong Q4 and full-year results with double-digit growth, and operating leverage driving faster profitability growth

Guides to fiscal 2027 revenue of approximately $448 million with additional margin expansion

Herzliya, Israel, March 25, 2026 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in software-driven technology for investigative analytics, today announced results for the three months and year ended January 31, 2026 ("Q4 FYE26" and "FYE26").

Financial Summary for Three Months Ended January 31, 2026

•Q4 FYE26 Revenue was $106.2 million, up approximately 12.4% compared to the same period last year.
•Q4 FYE26 GAAP operating income was $5.2 million, compared to operating income of $0.7 million in the same period last year.
•Q4 FYE26 Non-GAAP operating income was $12.1 million, compared to operating income of $6.0 million in the same period last year.
•Q4 FYE26 GAAP Net income was $5.1 million, compared to a net loss of $0.2 million in the same period last year. The improvement is largely due to the significant increase in operating income.
•Q4 FYE26 Adjusted EBITDA was $15.0 million, compared to $9.3 million in the same period last year, up 62.5% and growing significantly faster than revenue.

Financial Summary for the Year Ended January 31, 2026

•FYE26 Revenue was $400.0 million, up approximately 14.1% compared to last year.
•FYE26 GAAP operating income was $13.3 million, a significant turnaround from an operating loss of $5.1 million last year.
•FYE26 Non-GAAP operating income was $36.7 million, more than doubling the $15.7 million generated last year.
•FYE26 GAAP Net income was $4.6 million, compared to a net loss of $7.2 million last year.

                                            Exhibit 99.1
•FYE26 Adjusted EBITDA was $48.2 million, compared to $29.1 million last year, representing an increase of approximately 66%.

Balance Sheet and Net Cash Provided by Operating Activities

•During Q4 FYE26, the company bought approximately 592,000 ordinary shares for an aggregate purchase price of approximately $5.5 million under the share repurchase program approved by the board of directors in July 2025.
•In early March, the board approved a $20 million increase to the Company’s existing share repurchase program. This authorization reflects the board’s ongoing commitment to long-term shareholder value creation and confidence in the Company’s growth prospects. Since the initiation of the Company’s first repurchase program in November 2024, until the end of Q4, the Company has repurchased a total of approximately $26.7 million worth of shares, out of total programs authorized for $60 million.
•During the fourth quarter, we further strengthened our cash position, which increased to $116.9 million, with no debt, reflecting disciplined working-capital management and strong collections.
•During the three months ended January 31, 2026, net cash provided by operating activities was $20.0 million, compared to $18.7 million in the same period last year, benefiting from strong collections and higher profitability.

Management Commentary

“Cognyte’s mission - to help make the world a safer place - continues to guide everything we do,” said Elad Sharon, Cognyte’s chief executive officer. “We translated that mission into strong growth, higher margins, and improved profitability. At the same time, we continued to advance our technology, particularly in AI-driven analytics, enabling our customers to make faster and more effective decisions in critical moments. As global threats become more complex and dynamic, the need for trusted, mission-critical intelligence is increasing. We believe Cognyte is well positioned at the intersection of data, analytics, and operational impact, and we remain confident in our path toward our fiscal 2028 targets.”

“Our fiscal 2026 performance demonstrates the durability of our financial model, the strength of our differentiated solutions, and the financial discipline that drives our results,” said David Abadi, Cognyte’s chief financial officer. “With our strong balance sheet, we continue to allocate cash to the highest return opportunities, including returning capital to shareholders. For fiscal 2027, we expect another year of double-digit revenue growth, with operating leverage driving profitability at a significantly faster pace.”

FYE27 Outlook

Our outlook for the year ending January 31, 2027 (“FYE27” and “Fiscal 2027”) is as follows:

                                            Exhibit 99.1
•Revenue: $448 million, with a range of +/- 3%, which represents approximately 12% year-over-year growth at the midpoint of the range.
•Adjusted EBITDA: Approximately $68 million at the midpoint of our revenue range, representing approximately 40% year-over-year growth.
•Non-GAAP Diluted EPS: $0.47 at the midpoint of our revenue range.

Additional Financial and Operational Data for the Fourth Quarter and Year Ended January 31, 2026

•Q4 FYE26 and FYE26 Total Software revenue, which is the combination of software and software services revenue, increased by $11.9 million and $42.7 million, up 14.2% and 13.9%, respectively, compared to the same period last year.
•Q4 FYE26 and FYE26 Software revenue increased by $8.5 million and $35.9 million, up 22.6% and 28.6%, respectively, compared to the same period last year. The increase was mainly driven by increased demand for our software solutions.
•Q4 FYE26 and FYE26 Software services revenue increased by $3.4 million and $6.7 million, respectively, compared to the same period last year.
•Q4 FYE26 and FYE26 Professional services and other revenue decreased by $0.1 million and increased by $6.7 million, respectively, compared to the same period last year primarily related to revenue recognition timing.
•Q4 FYE26 Recurring Revenue(1) increased by 5.6% to $50.0 million, compared to the same period last year and was 47.1% of total revenue.
•FYE26 Recurring Revenue(1) increased by 3% to $192.1 million, compared to the same period last year and was 48% of total revenue.
•Q4 FYE26 Non-GAAP Gross profit and margin were $79.4 million and 74.7%, respectively, a significant increase of $11.8 million and 319 bps improvement compared to the same period last year. The increase is primarily driven by scale and operational efficiencies.
•FYE26 Non-GAAP Gross profit and margin were $292.0 million and 73.0%, respectively, an increase of $43.0 million and approximately 200 bps improvement compared to the same period last year.
•Q4 FYE26 Billings(2) increased by 15.6% to $109.9 million compared to the same period last year.
•Total Backlog(3) at the end of Q4 FYE26 was $433.4 million and short-term Backlog was $267.0 million.
•Total RPO(4) was $557.2 million at the end of Q4 FYE26 compared to $545.8 million at the end of Q4 FYE25.
•Short-term RPO(4) at the end of Q4 FYE26 increased to $369.5 million, providing solid visibility into revenue over the next 12 months.

For information about the non-GAAP financial measure or key metric, please see “Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics” at the end of this release.

                                            Exhibit 99.1
(1) Recurring Revenue – Recurring revenue is comprised primarily of revenue from support contracts as well as revenue from subscription offerings.
(2) Billings – Revenue plus the change in contract liabilities, contract assets and unbilled balances.
(3) Backlog represents unbilled amounts contracted under contracts deemed certain to be invoiced.
(4) RPO, or remaining performance obligations, represents contracted revenue that has not yet been recognized that will be invoiced and recognized as revenue in future periods.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months and full year ended January 31, 2026. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register-conf.media-server.com/register/BI7b356f5102fb48b38b4b5e933448cc70 to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

About Cognyte Software Ltd.
Cognyte is a leading software-led technology company, focused on investigative analytics solutions that help customers generate actionable intelligence from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security. Our solutions are used primarily by law enforcement, national security, national and military intelligence agencies, and other organizations to address a wide range of investigative and operational challenges. Drawing on decades of investigative analytics domain expertise, our platforms and solutions enable customers to ingest, fuse and analyze structured and unstructured data from multiple sources, uncover hidden patterns and connections, and make faster, better-informed decisions. Our offerings leverage state-of-the-art Artificial Intelligence (AI), including big data analytics and advanced machine learning, as well as generative and AI-assisted capabilities that enhance user productivity and accelerate investigative workflows, together with proven investigative methodologies, to support retrospective investigations and real time, near real-time and predictive decision making. Hundreds of customers rely on our solutions to accelerate investigations, improve resolution rates and better anticipate, predict and mitigate threats with greater precision. Learn more at www.cognyte.com.

About Non-GAAP Financial Measures and Other Key Metrics
This press release and the accompanying tables include non-GAAP financial measures and other key metrics. For a description of these non-GAAP financial measures and other key metrics, including the reasons management uses each measure and metric, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

Our non-GAAP outlook for FYE27 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $22.5 and $24 million, assuming market prices for our ordinary shares are generally consistent with current levels.
•Amortization expense of other acquired intangible assets is expected to be approximately $0.6 million.

For additional information about our expectations for FYE27, please refer to the Q4 FYE26 conference call we will conduct on March 25, 2026.
Our non-GAAP outlook, unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates, and does not include the potential impact of any business acquisitions that may close after the date hereof.

                                            Exhibit 99.1
We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or future acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months and year ended January 31, 2026, and 2025, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee any future performance and are based solely on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks related to conditions in Israel including conflicts in the Middle East; risks resulting from health crises; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on limited number of suppliers for certain key components and hardware used in our solutions; risks due to the aggressive competition in all of our markets; risks associated with the implementation and use of artificial intelligence tools and technology, including competitive, technological, regulatory, intellectual property, data protection and cybersecurity risks; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, and execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risks of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with applicable laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing applicable tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks related to the tax treatment of our spin-off from Verint; risks related to our share repurchase programs; risks associated with different corporate governance requirements applicable to Israeli companies; risks associated with being a foreign private issuer; and other risks set forth in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2026, which is being filed with the Securities and Exchange Commission (the "SEC") on March 25, 2026, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and

                                            Exhibit 99.1
may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations

	Year Ended January 31,		Three Months Ended January 31,
	2026	2025	2026	2025
(in thousands except share data)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue:
Software	$161,760	$125,815	$45,904	$37,435
Software service	187,589	180,872	49,318	45,914
Professional service and other	50,692	43,945	11,020	11,156
Total revenue	400,041	350,632	106,242	94,505
Cost of revenue:
Software	24,935	19,988	8,142	6,173
Software service	44,420	45,184	11,562	11,833
Professional service and other	40,985	38,538	7,790	9,460
Total cost of revenue	110,340	103,710	27,494	27,466
Gross profit	289,701	246,922	78,748	67,039
Operating expenses:
Research and development, net	122,336	108,274	32,621	28,077
Selling, general and administrative	153,651	143,516	40,871	38,225
Amortization of other acquired intangible assets	453	258	96	40
Total operating expenses	276,440	252,048	73,588	66,342
Operating income (loss)	13,261	(5,126)	5,160	697
Other (expenses) income, net:
Interest income	2,033	2,470	450	697
Interest expense	(194)	(100)	(51)	(41)
Other expenses, net	(3,758)	(1,614)	(1,565)	(1,628)
Total other (expenses) income, net	(1,919)	756	(1,166)	(972)
Income (loss) before provision for income taxes	11,342	(4,370)	3,994	(275)
Provision (benefit) for income taxes	6,729	2,864	(1,124)	(59)
Net income (loss)	4,613	(7,234)	5,118	(216)
Net income attributable to noncontrolling interest	5,251	4,817	1,359	1,012
Net (loss) income attributable to Cognyte Software Ltd.	$(638)	$(12,051)	$3,759	$(1,228)

Net (loss) income per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.01)	$(0.17)	$0.05	$(0.02)

Weighted-average shares outstanding:
Basic	72,910	71,797	73,396	72,406
Diluted	72,910	71,797	75,283	72,406

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	January 31,	January, 31
	2026	2025
(in thousands)	(Audited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$116,878	$112,719
Restricted cash and cash equivalents and restricted bank time deposits	—	381
Accounts receivable, net of allowance for credit losses of $1 million and $1.1 million as of January 31, 2026 and January 31, 2025, respectively	122,548	109,374
Contract assets, net of allowance for credit losses of $0.0 million and $1.0 million as of January 31, 2026 and January 31, 2025, respectively	3,284	6,941
Inventories	16,414	18,988
Prepaid expenses and other current assets	39,145	37,750
Total current assets	298,269	286,153
Property and equipment, net	29,128	28,316
Operating lease right-of-use assets	40,376	35,214
Goodwill	126,605	126,148
Intangible assets, net	4,380	—
Deferred income taxes	6,068	3,094
Other assets	16,240	18,895
Total assets	$521,066	$497,820

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$26,915	$25,216
Accrued expenses and other current liabilities	94,590	86,694
Contract liabilities	102,538	107,451
Total current liabilities	224,043	219,361
Long-term contract liabilities	21,211	22,868
Deferred income taxes	1,037	1,006
Operating lease liabilities	36,542	29,806
Other liabilities	9,370	7,676
Total liabilities	292,203	280,717
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 75,917,304 and 72,642,930 at January 31, 2026 and January 31, 2025, respectively; Outstanding 73,078,376 and 72,057,202 shares at January 31, 2026 and January 31, 2025, respectively	—	—
Additional paid-in capital	395,374	374,126
Treasury stock, at cost 2,838,928 and 585,728 shares at January 31, 2026 and January 31, 2025, respectively	(26,712)	(5,276)
Accumulated deficit	(157,281)	(156,643)
Accumulated other comprehensive loss	(4,837)	(14,015)
Total Cognyte Software Ltd. stockholders' equity	206,544	198,192
Noncontrolling interest	22,319	18,911
Total stockholders’ equity	228,863	217,103
Total liabilities and stockholders’ equity	$521,066	$497,820

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Audited)

	Year Ended January 31,
(in thousands)	2026	2025
Cash flows from operating activities:
Net income (loss)	$4,613	$(7,234)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,977	13,652
Allowance for credit losses	718	1,416
Stock-based compensation	21,248	19,029
Benefit from deferred income taxes	(1,955)	(1,356)
Non-cash gains on derivative financial instruments, net	(595)	(179)
Other non-cash items, net	1,139	32
Changes in operating assets and liabilities:
Accounts receivable	(6,265)	10,573
Contract assets	(1,790)	(6,722)
Inventories	2,416	4,570
Prepaid expenses and other assets	5,308	(7,804)
Accounts payable and accrued expenses	10,471	14,294
Contract liabilities	(8,855)	7,962
Other liabilities	944	(1,552)
Other, net	957	101
Net cash provided by operating activities	40,331	46,782

Cash flows from investing activities:
Purchases of property and equipment	(10,396)	(10,587)
Settlements of derivative financial instruments not designated as hedges	623	117
Cash paid for capitalized software development costs	(243)	(2,601)
Proceeds from Business divestiture, net of cost	—	4,943
Acquisition of business, net of cash acquired	(4,275)	—
Change in restricted bank time deposits, including long-term portion	200	2,437
Net cash used in investing activities	(14,091)	(5,691)

Cash flows from financing activities:
Dividends paid to noncontrolling interest	(3,112)	(2,577)
Purchases of treasury stock	(21,436)	(5,276)
Repayment of principal portion of finance lease liability	(298)	(99)
Net cash used in financing activities	(24,846)	(7,952)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	2,580	(631)
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	3,974	32,508
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	112,904	80,396
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$116,878	$112,904

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$116,878	$112,719
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	—	185
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$116,878	$112,904

                                            Exhibit 99.1
/Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Year Ended January 31,		Three Months Ended January 31,
(in thousands, except per share data)	2026	2025	2026	2025
Operating income (loss), operating margin and adjusted EBITDA
GAAP Operating income (loss)	$13,261	$(5,126)	$5,160	$697
GAAP operating margin	3.3%	(1.5)%	4.9%	0.7%
Stock-based compensation expenses	21,248	19,029	5,433	5,269
Restructuring expenses, net	1,401	226	1,374	17
Legal expenses	82	958	—	74
Other Non-GAAP adjustments	746	662	160	(20)
Non-GAAP operating income	$36,738	$15,749	$12,127	$6,037
Depreciation and amortization	11,499	13,365	2,913	3,221
Adjusted EBITDA	$48,237	$29,114	$15,040	$9,258
Non-GAAP operating margin	9.2%	4.5%	11.4%	6.4%
Adjusted EBITDA margin	12.1%	8.3%	14.2%	9.8%

Net income (loss) attributable to Cognyte Software Ltd. reconciliation
GAAP Net (loss) income attributable to Cognyte Software Ltd.	$(638)	$(12,051)	$3,759	$(1,228)
Stock-based compensation expenses	21,248	19,029	5,433	5,269
Non-GAAP tax adjustments	(2,148)	(4,203)	(3,120)	(2,134)
Restructuring expenses, net	1,402	226	1,374	17
Legal expenses	82	958	—	74
Other Non-GAAP adjustments	746	674	160	(20)
Total adjustments	21,330	16,684	3,847	3,206
Non-GAAP Net income attributable to Cognyte Software Ltd.	$20,692	$4,633	$7,606	$1,978

Table comparing GAAP and Non-GAAP diluted net loss (income) per share attributable to Cognyte Software Ltd.
GAAP diluted net (loss) income per share attributable to Cognyte Software Ltd.	$(0.01)	$(0.17)	$0.05	$(0.02)
Non-GAAP diluted net income per share attributable to Cognyte Software Ltd.	$0.28	$0.06	$0.10	$0.03
GAAP weighted-average shares used in computing diluted net (loss) income per share attributable to Cognyte Software Ltd.	72,910	71,797	75,283	72,406
Non-GAAP diluted weighted-average shares used in computing net income per share attributable to Cognyte Software Ltd.	74,836	73,508	75,283	74,878

Stock-based compensation
Cost of revenue	$2,300	$2,079	$598	$573
Research and development, net	1,872	1,633	514	380
Selling, general, and administrative	17,076	15,317	4,321	4,316
Total stock-based compensation expense	$21,248	$19,029	$5,433	$5,269

Restructuring expenses, net
Cost of revenue	$47	$1	$47	$1
Research and development, net	808	123	808	—
Selling, general, and administrative	546	102	519	16
Total restructuring adjustments	$1,401	$226	$1,374	$17

                                            Exhibit 99.1

Other Non-GAAP adjustments
Selling, general, and administrative	$293	$404	$64	$(60)
Amortization of other acquired intangible assets	453	258	96	40
Other income, net	—	12	—	—
Total other Non-GAAP adjustments	$746	$674	$160	$(20)

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $3.3 million and $8.5 million for the three months and year ended January 31, 2026, respectively, and $1.6 million and $7.2 million for the three months and year ended January 31, 2025, respectively.

                                            Exhibit 99.1

Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics

Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP operating income and operating margins, non-GAAP net income attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net income per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the

                                            Exhibit 99.1
changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other adjustments. We exclude from our non-GAAP financial measures fair value adjustments related to revenue acquired in a business acquisition, amortization of acquired technology and other acquired intangible assets, acquisition expenses (benefit), separation expenses, business divestiture gain/losses, provision for legal claim, rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Other Key Metrics

Recurring revenue. Cognyte calculates recurring revenue for a period by combining revenue from initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions. Cognyte believes that recurring revenue provides investors more visibility into our recurring business in the upcoming years and helpful measurement of Cognyte’s potential revenue. Cognyte does not consider recurring revenue to be a non-GAAP financial measure because it is calculated using GAAP revenue.

Billings. Cognyte calculates billings for a period by adding changes in contract liabilities, contract assets and unbilled balances in that period to revenue. Cognyte believes that billings help investors better understand sales activity and ongoing business for a particular period, which is not necessarily reflected in revenue. Billings fluctuate from quarter to quarter. Cognyte does not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, contract liabilities, contract assets and unbilled balances, all of which are financial measures calculated in accordance with GAAP.

Total Backlog and Short-Term Backlog. Backlog is defined as unbilled amounts contracted under contracts deemed certain to be invoiced and recognized as revenue in future periods. Short-term backlog represents backlog that

                                            Exhibit 99.1
Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors backlog to provide visibility into our future revenue. Cognyte does not consider backlog to be a non-GAAP financial measure because it is calculated using exclusively unbilled contracted amounts.

Total Remaining Performance Obligations (RPO) and Short-Term RPO. RPO consist of backlog plus contract liabilities. RPO represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less. The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, revenue recognition for certain solutions that can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to cancel outstanding orders and reduce the RPO when there have been extended delays by customers in paying the agreed upon down payments or due to other reasons. Short-term RPO represents RPO that Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors RPO to provide visibility into our future revenue. Cognyte does not consider RPO to be a non-GAAP financial measure because it is calculated in accordance with GAAP, specifically under ASC Topic 606.